Question 77D
AllianceBernstein Global Bond Fund, Inc.
(formerly:  AllianceBernstein Global Government Income Trust, Inc. (“AGGIT”))

Effective November 5, 2007, certain of AGGIT’s non-fundamental investment policies were modified as follows: (i) changed its policy of investing at least 80% of its net assets in government securities to, consistent with the change in its name from AllianceBernstein Global Government Income Trust, Inc. to AllianceBernstein Global Bond Fund , Inc., investing at least 80% of its net assets in fixed-income securities; (ii) permitted the Fund to invest in both government and corporate fixed-income securities; (iii) removed the limitation that the Fund invest 80% of its assets in investment grade securities; (iv) increased the Fund’s permissible investments in below-investment grade from 20% to 25% of its net assets; (v) removed the requirement that the Fund invest at least 65% of its assets in debt securities issued or guaranteed by governments of countries that are members of the Organization of Economic Co-operation and Development or OECD; (vi) removed the limitation that the Fund will invest no more than 10% of its assets in any one country unless that country is both a member of the OECD and its debt securities are rated investment grade; and (vii) removed the requirement that the Fund maintain at least 25% of its assets in U.S. Dollar-denominated securities.